Exhibit 99.1

15 November 2017

The information contained within this announcement is deemed by Motif Bio plc to constitute inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014. Upon the publication of this announcement via the Regulatory Information Service, this inside information is now considered to be in the public domain

Motif Bio plc

(“Motif Bio” or the “Company”)

Motif Bio secures up to US$20 million debt financing

London and New York— Motif Bio plc (AIM/NASDAQ: MTFB), a clinical stage biopharmaceutical company specialising in developing novel antibiotics, announced today that the Company has entered into an agreement for up to US$20 million in debt financing with Hercules Capital, Inc. (NYSE: HTGC), a leader in customized debt financing for companies in life sciences and technology-related markets. The funds will be used to fund pre-commercialisation activities and other corporate activities in preparation for the anticipated US launch of iclaprim in 2019.

The first tranche of US$15 million will be drawn down immediately, with the remaining US$5 million available upon the achievement of certain milestones anticipated in 2018, or at the lender’s discretion.  The terms are typical for facilities of this type and include an initial interest-only period of 15 months, extendable to 21 months on the achievement of certain milestones; a 30-month capital and interest repayment period thereafter; an interest rate of 10% tied to the US prime rate and customary security over all assets of the Company, except for intellectual property where there is a negative pledge.  Under the agreement, the Company shall issue Hercules warrants to purchase up to 73,452 of its American Depository Shares (ADSs) (each representing 20 ordinary shares) at an exercise price of US$9.53 per ADS, representing 3.5% of the loan.  Hercules also has the right, in its discretion, to participate in any subsequent financing, such as an equity offering, in an amount up to US$1 million.

The Company expects to submit a New Drug Application (NDA) for iclaprim for the treatment of acute bacterial skin and skin structure infections (ABSSSI) to the US Food and Drug Administration (FDA) by the end of the first quarter of 2018 and, if accepted, a decision on approval to market is anticipated in the fourth quarter of 2018.  The Company is also progressing a Marketing Authorization Application in parallel and expects to make a submission to the European Medicines Agency during the second quarter of 2018.

Robert Dickey, IV, Chief Financial Officer of Motif Bio commented, “The financing we have secured provides us additional flexibility as we pursue our corporate objectives, including submitting a NDA for iclaprim in the first quarter of 2018 and continuing our pre-commercialisation activities.”

Scott Bluestein, Chief Investment Officer at Hercules Capital commented, “Hercules is pleased to enter into this financing partnership with Motif Bio as the Company moves its differentiated antibiotic through NDA filing and, hopefully, to commercialisation.  This investment provides another example of our ability to finance life sciences companies developing drugs for unmet needs.”

The person responsible for the release of this announcement on behalf of Motif Bio plc is Robert Dickey IV, Chief Financial Officer.

For further information, please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)
Robert Dickey IV (Chief Financial Officer)

Peel Hunt LLP (NOMAD & BROKER) Dr Christopher Golden Oliver Jackson	+ 44 (0)20 7418 8900

Northland Capital Partners Limited (BROKER)	+44 (0)203 861 6625
Patrick Claridge/ David Hignell
John Howes/ Rob Rees (Broking)

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780 / motifbio@walbrookpr.com
Paul McManus	Mob: +44 (0)7980 541 893
Mike Wort	Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

The Trout Group (US IR)	+1 (646)378-29363
Meggie Purcell	mpurcell@troutgroup.com

Lazar Partners (US PR)	motiflp@lazarpartners.com
Chantal Beaudry	+1 (646) 871-8480
Amy Wheeler	+1 (646) 871-8486

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria, including MRSA. The Company’s lead product candidate, iclaprim, is being developed for high-risk MRSA patient populations. The first proposed indication, and near-term commercial opportunity, is for the treatment of acute bacterial skin and skin structure infections (ABSSSI), one of the most common bacterial infections, with 3.6 million patients hospitalised annually in the US. The Company believes that iclaprim may be suitable for first-line empiric therapy in ABSSSI patients, especially those with renal impairment, with or without diabetes. Unlike current standard of care antibiotics, in clinical trials to date, nephrotoxicity has not been observed with iclaprim and dosage adjustment has not been required in patients with renal impairment.

Iclaprim has an underutilised mechanism of action compared to other antibiotics. Clinical and microbiology data indicate iclaprim has a targeted gram-positive spectrum of activity, low propensity for resistance development, fixed dose administration and favourable tolerability profile. Additionally, data support that the inactive metabolites of iclaprim clear through the kidneys. The Company also plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication. A Phase 2 trial was conducted to study iclaprim in patients with HABP. Iclaprim has been studied in an animal model of chronic pulmonary MRSA infection which mimics the pathophysiology observed in patients with cystic fibrosis. Results from this study were presented at

IDWeek 2017™ on 6 October 2017 in San Diego, CA. Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status. Upon acceptance by the FDA of a New Drug Application (NDA), iclaprim will receive Priority Review status and, if approved as a New Chemical Entity, will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of data exclusivity is anticipated.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio plc’s Annual Report on Form 20-F filed with the SEC on May 1, 2017, which is available on the SEC’s web site, www.sec.gov. Motif Bio plc undertakes no obligation to update or revise any forward-looking statements.